UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. _)

1.	Name of the Registrant:

STAAR SURGICAL CO

2.	Name of Person Relying on Exemption:

Yunqi Capital Limited

3.	Address of Person Relying on Exemption:

Unit 3703, 37/F, AIA Tower, 183 Electric Road, North Point, Hong Kong

4.	Written Materials. The following written material is attached hereto:

Press release, dated October 31, 2025, attached hereto as Exhibit 1.

* * *

Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934, as amended. This is not a solicitation of authority to vote any proxy. Yunqi Capital Limited (together with its affiliates, “Yunqi Capital”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Yunqi Capital.

PLEASE NOTE: Yunqi Capital is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

Exhibit 1

Yunqi Capital Issues Letter to STAAR Surgical Board Calling for Termination of the Proposed Merger with Alcon

Questions Company’s Adjournment and Postponement of the Special Meeting Without Substantive Explanation

STAAR Should Heed the Strong Shareholder Opposition Already Expressed Through the Special Meeting Voting Process

HONG KONG, October 31, 2025 – Yunqi Capital Limited (together with its affiliates and the funds it advises, “Yunqi Capital”), an investment management firm and 5.1% shareholder of STAAR Surgical Company (“STAAR” or the “Company”) (NASDAQ:STAA), today released the following letter to the Board of Directors of STAAR after its decision to postpone STAAR’s Special Meeting of Stockholders to vote on the proposed sale to Alcon Inc. (SIX/NYSE:ALC) on the terms announced on August 5, 2025.

The text of the letter to the Board is as follows:

October 31, 2025

STAAR Surgical Company

25510 Commercentre Drive

Lake Forest, CA 92630

Dear Members of the Board:

We are writing to express our deep concern regarding the Board’s decision to postpone the special meeting of stockholders of STAAR to December 3, 2025. The Company’s sudden adjournment of the special meeting scheduled for October 23 and this most recent postponement – both without any substantive explanation – indicate that the Board is attempting to revive a transaction that shareholders have already clearly signaled they do not support.

Shareholders have already delivered their verdict. Recent media coverage reported that, ahead of the special meeting scheduled for October 23, 2025, approximately 72% of STAAR’s outstanding shares had voted against the merger, and that approximately 81% had voted against the $55 million compensation package for STAAR’s executives.1 In addition, all three leading proxy advisory firms – ISS, Glass Lewis, and Egan-Jones – have recommended voting against the merger. The Board’s role is to act in the best interests of shareholders. Rather than respecting the overwhelmingly and clearly expressed will of the shareholder base, the Board appears to be prolonging a process that lacks shareholder support and is no longer viable.

No progress has been disclosed from STAAR’s latest discussions with Alcon. The Company’s most recent public filings reveal that STAAR and Alcon initiated renewed discussions in mid-October to consider “recent developments and potential next steps.” However, shareholders have seen no indication of actual progress in the way of improved terms. According to the Company’s latest amendment to its proxy statement, as recently as October 24, 2025, Alcon had provided no commitment to increasing the consideration offered to shareholders. The only material development disclosed to shareholders has been the postponement of the special meeting to vote on the proposed merger. This lack of progress reinforces our concern that the current process and framework are not capable of producing the best value outcome for shareholders.

[1]	“Exclusive: Roughly 72% of STAAR Surgical Shares Oppose Alcon Deal, Vote Delayed,” Yahoo Finance, Oct. 24, 2025, https://finance.yahoo.com/news/exclusive-roughly-72-staar-shares-175927651.html.

The Board must now prioritize its fiduciary duties. Continued delays create uncertainty, distract management, and risk further harm to the Company and its shareholders. The Board should not allow procedural maneuvering to substitute for sound judgment. We urge the Board to acknowledge the outcome that shareholders have already signaled and to take steps consistent with its fiduciary obligations to protect and enhance shareholder value.

It is also becoming increasingly clear that the Board’s composition would benefit from additional shareholder perspective and membership of a director with meaningful economic interests in the Company. I would be pleased to serve on the Board with you to provide this perspective, and I would welcome conversations with you to that end.

We remain confident in STAAR’s long-term prospects and its ability to deliver strong revenue growth and profitability. We respectfully request that the Board allow the proposed transaction with Alcon to be terminated in accordance with the direction already expressed by shareholders, and that STAAR move forward on a path to realize the significant value we believe the Company is capable of achieving.

Sincerely,

Christopher M. Wang

Founder and Chief Investment Officer

Yunqi Capital Limited

About Yunqi Capital

Yunqi Capital is a Hong Kong headquartered investment manager with over US$250 million in assets under management. The firm deploys a fundamental long-short equity strategy, with a concentrated portfolio, that is primarily invested in the equity securities of companies with a significant China connection. Yunqi Capital is led by CIO Chris Wang, an experienced portfolio manager with a strong track record of generating attractive returns on capital, controlling portfolio risk and managing investment teams.

Disclaimers

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD OR OTHER VOTING INSTRUCTION FORM. YUNQI CAPITAL IS NOT ASKING FOR YOUR PROXY AND WILL NOT ACCEPT PROXY CARDS IF SENT. YUNQI CAPITAL IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in any state to any person. This press release does not recommend the purchase or sale of a security. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. In addition, this press release and the discussions and opinions herein are for general information only, and are not intended to provide investment advice.

The information contained or referenced herein is for information purposes only in order to provide the views of Yunqi Capital and the matters which Yunqi Capital believes to be of concern to stockholders described herein. The information is not tailored to specific investment objectives, the financial situations, suitability, or particular need of any specific person(s) who may receive the information, and should not be taken as advice in considering the merits of any investment decision. The views expressed herein represent the views and opinions of Yunqi Capital, whose opinions may change at any time and which are based on analyses of Yunqi Capital and its advisors. In addition, the information contained herein is being publicly disclosed without prejudice and shall not be construed to prejudice any of Yunqi Capital’s rights, demands, grounds and/or remedies under any contract and/or law.

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “in our view”, “from our perspective”, “intends”, “estimates”, “plans”, “will be”, “would” and similar expressions. Although Yunqi Capital believes that the expectations reflected in forward-looking statements contained herein are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties—many of which are difficult to predict and are generally beyond the control of Yunqi Capital or the Company—that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. In addition, the foregoing considerations and any other publicly stated risks and uncertainties should be read in conjunction with the risks and cautionary statements discussed or identified in the Company’s public filings with the U.S. Securities and Exchange Commission, including those listed under “Risk Factors” in annual reports on Form 10-K and quarterly reports on Form 10-Q and those related to the pending transaction involving the Company. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Yunqi Capital does not undertake any obligation to update or revise any forward-looking information or statements. Certain information included in this material is based on data obtained from sources considered to be reliable. Any analyses provided to assist the recipient of this material in evaluating the matters described herein may be based on subjective assessments and assumptions and may use one among alternative methodologies that produce different results. Accordingly, any analyses should not be viewed as factual and should not be relied upon as an accurate prediction of future results. All figures are unaudited estimates and, unless required by law, are subject to revision without notice.

Funds and investment vehicles (collectively, the “Yunqi Funds”) managed or advised by Yunqi Capital currently beneficially own shares of the Company. The Yunqi Funds are in the business of trading (i.e., buying and selling) securities and intend to continue trading in the securities of the Company. You should assume the Yunqi Funds will from time to time sell all or a portion of their holdings of the Company in open market transactions or otherwise, buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls, swaps or other derivative instruments relating to such shares. Consequently, Yunqi Capital’s beneficial ownership of shares of, and/or economic interest in, the Company may vary over time depending on various factors, with or without regard to Yunqi Capital’s views of the pending transaction or the Company’s business, prospects, or valuations (including the market price of the Company shares), including, without limitation, other investment opportunities available to Yunqi Capital, concentration of positions in the portfolios managed by Yunqi Capital, conditions in the securities markets, and general economic and industry conditions. Without limiting the generality of the foregoing, in the event of a change in the Company’s share price on or following the date hereof, the Yunqi

Funds may buy additional shares or sell all or a portion of their holdings of the Company (including, in each case, by trading in options, puts, calls, swaps, or other derivative instruments). Yunqi Capital also reserves the right to change the opinions expressed herein and its intentions with respect to its investments in the Company, and to take any actions with respect to its investments in the Company as it may deem appropriate, and disclaims any obligation to notify the market or any other party of any such changes or actions, except as required by law.

Contact

Chris Wang

cwang@yunqipath.com